  EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Ownership
Aircom Pacific, Inc.	California	100%
Aircom Pacific, Ltd.	Seychelles	100%
Aircom Pacific Inc. Limited	Hong Kong	100%
Aircom Japan, Inc.	Japan	100%